PRICING SUPPLEMENT NO. 118(d) DATED: November 22, 2004
(To Prospectus dated April 30, 2003)

Household Finance Corporation

$9,359,000

HFC Inflation-Protected InterNotesSM Due November 10, 2009

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This pricing supplement relates to $9,359,000 principal amount of Inflation-Protected InterNotesSM (the "notes") of Household Finance Corporation ("Household") and should be read in conjunction with Household's prospectus dated April 30, 2003. Unless otherwise defined herein, capitalized terms used herein have the meanings given to them in the accompanying prospectus.

Interest on the notes will be payable monthly in arrears on the tenth calendar day of each month (each an "Interest Payment Date"), commencing December 10, 2004, and will be at an annual rate equal to the Inflation Index Adjustment (determined as described in this Pricing Supplement under "Certain Note Terms"), plus 1.05% (105 basis points); provided, however, that the interest payable for the initial interest payment period will be at an annual rate equal to 3.59%; and provided further, that the interest rate for any interest payment period will in no event be less than 0.00%. The Inflation Index Adjustment for each interest payment period will be based on the percentage change in the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the "CPI"), which is published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor, and shall be calculated as described in this pricing supplement. The Inflation Index Adjustment may be a positive or negative rate in any interest payment period. The Inflation Index Adjustment will be calculated monthly and the interest rate will be reset monthly, accordingly.

The notes will mature and be payable at 100% of their principal amount on November 10, 2009 and will not be subject to redemption prior to maturity. The notes will represent unsecured unsubordinated indebtedness of Household and will rank equally with its other unsecured unsubordinated indebtedness from time to time outstanding.

Investing in the notes involves risks. See "Additional Risk Factors" beginning on page 2 of this pricing supplement and "Risk Factors" beginning on page 6 of the accompanying prospectus.

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	Per Note	Total
Public offering price (1)	100.000%	$9,359,000
Agents' discounts	1.000%	$93,590
Proceeds, before expenses, to Household (1)	99.000%	$9,265,410

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(1) Plus accrued interest, if any, from November 26, 2004, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Agents expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, New York, New York, on or about November 26, 2004.

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Joint Lead Managers and Lead Agents
Banc of America Securities LLC		Incapital LLC
Agents
A.G. Edwards & Sons, Inc.		Charles Schwab & Co. Inc.
Citigroup Global Markets Inc.		Edward D. Jones & Co., L.P.
Fidelity Capital Markets, A Division of National Financial Services LLC		Merrill Lynch & Co.
Morgan Stanley		UBS Financial Services, Inc.
Wachovia Securities LLC

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Inflation Protected InterNotesSM is a servicemark of Incapital Holdings LLC.

ADDITIONAL RISK FACTORS

The accompanying prospectus and this pricing supplement do not describe all of the risks and other ramifications of an investment in the notes. An investment in the notes entails significant risks not associated with an investment in a conventional fixed rate or floating rate debt security. Investors should consult their own financial and legal advisors about the risks associated with an investment in the notes and the suitability of investing in the notes in light of their particular circumstances, and possible scenarios for economic, interest rate and other factors that may affect their investment.

Historical changes to the CPI are not necessarily indicative of future changes.

Movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically. As reported by the Bureau of Labor Statistics of the U.S. Department of Labor, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their relative importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. Investors should not rely on any historical changes or trends in the CPI as an indicator of future changes in the CPI. Changes in the CPI will impact the interest payable on the notes.

During periods of reduced inflation or deflation, the interest rate applicable to the notes for any interest payment period could be lower than 1.05% and as low as 0.00%.

During periods of reduced inflation, the amount of interest payable on the notes will decrease. Therefore, if the Inflation Index Adjustment were to decrease to 1.00% based on the observed change in the CPI, for example, the interest rate in that period would be 2.05%. In a period of deflation, the Interest Index Adjustment would be negative which then could result in an interest rate below 1.05% and as low as 0.00%. For example, if the Inflation Index Adjustment were -1.00%, the interest rate in that period would be 0.05%, and if the Inflation Index Adjustment were -2.00%, the interest rate in that period would be 0.00%. The calculation of the Inflation Index Adjustment in respect of the CPI incorporates an approximate three- month lag, which will affect the amount of interest payable on the notes and may have an impact on the trading prices of the notes, particularly during periods of significant and rapid changes in the CPI.

CERTAIN NOTE TERMS

    Aggregate Original Principal Amount:  $9,359,000
    Issue Date:  November 26, 2004
    Maturity Date:  November 10, 2009
      Amount Payable on the Maturity Date:  100% of principal amount, plus accrued and unpaid interest thereon
    Interest Category:  Floating Rate Notes
    Trustee: JPMorgan Chase Bank
    Calculation Agent:  Household Finance Corporation
    Interest
      Frequency of Interest Payments: Monthly, with a first period from and including the Issue Date to but excluding December 10, 2004
      Interest Payment Dates:  The 10th calendar day of each month, commencing December 10, 2004, or if such date is not a Business Day, the next succeeding Business Day
      Interest Rate: Inflation Index Adjustment + Spread (in no event will the interest rate be less than 0.00%)
      Initial Interest Rate: 3.59% (on an annualized basis)
      Day Count: 360-day year of twelve 30-day months
      Inflation Index Adjustment:

      The "Inflation Index Adjustment" (expressed as a percentage per year) for an interest payment period means the Ref CPI (determined as described below) applicable to such interest payment period (calculated as of the Interest Determination Date) divided by the Ref CPI applicable to the month 12 months immediately preceding the Interest Payment Date. The formula for calculating the Inflation Index Adjustment is as follows:

      The Inflation Index Adjustment will be expressed as a percentage, rounded to the nearest one-hundredth of one percent.

      The Inflation Index Adjustment for purposes of the first coupon payment date of December 10, 2004 is 2.54%.

      Spread: 1.05%
      Interest Determination Date: 5th Business Day preceding the applicable Interest Payment Period
      Minimum Interest Rate Limitation: 0.00% per year for each Interest Payment Period

Ref CPI

Definition. The Ref CPI for any calendar month is the CPI for the third preceding calendar month. For example, the Ref CPI applicable to the September 10 Interest Payment Date is the CPI for June that is reported in July.

Ref CPIn : Ref CPI applicable to the month in which an Interest Payment Date occurs

Ref CPIn-12: Ref CPI applicable to the month 12 months immediately preceding the month in which an Interest Payment Date occurs

Example. Assuming that the hypothetical CPI for June 2003 and June 2004 are 183.7 and 189.7, respectively, a principal amount of $100,000,000 and a Spread of 1.05%, the Inflation Index Adjustment and interest payment for September 10, 2004 would be calculated as follows:

=  189.7  -1
    183.7

= 3.27%

Interest Rate Formula = (3.27% + 1.05%) x $100,000,000 x 30/360

= $360,000.00

CPI Contingencies. If the CPI for a particular month is revised, the previously reported CPI will continue to be used to calculate interest payments on the notes.

In the event that the CPI is (1) discontinued, (2) in the judgment of the Secretary of the U.S. Treasury, fundamentally altered in a manner which is materially adverse to the interests of investors in U.S. Treasury Inflation-Linked Treasury Notes as described in the 61 Federal Register 50924-01 (the "Reference Treasury Securities"), or (3) in the judgment of the Secretary of the U.S. Treasury, altered by legislation or executive order of the President of the United States in a manner which is materially adverse to the interests of investors in the Reference Treasury Securities, the U.S. Treasury has indicated in its Appendix B to 31 Code of Federal Regulations Part 356 that, after consulting with the Bureau of Labor Statistics, or any successor agency, it will substitute an appropriate alternate index for the CPI for the Reference Treasury Securities. In such event, such alternate index will replace the CPI going forward and the index as so calculated and/or published by the U.S. Treasury or such other applicable agency shall be deemed to be a "Substitute Index".

The U.S. Treasury has indicated that a change to the CPI would be considered fundamental if it affected the character of the CPI. Technical changes made by the Bureau of Labor Statistics to the CPI to improve its accuracy as a measure of the cost of living would not be considered fundamental changes. Technical changes include, but are not limited to, changes in:  (1) the specific items (e.g. apples or major appliances) to be priced for the CPI; (2) the way individual price quotations are aggregated to construct component price indices for these items (aggregation of item sub-strata); (3) the method for combining these component price indices to obtain the comprehensive, all-items CPI (aggregation of item strata); and (4) the procedures for incorporating new goods into the index and making adjustments for quality changes in existing goods. Technical changes to the CPI previously made or announced by the Bureau of Labor Statistics include introducing probability sampling to select the precise items for which prices are collected and the stores in which collection takes place, and changing the way in which price movements of major components, such as shelter costs for homeowners in the early 1980s and medical care costs beginning in 1997, are measured.

In the event that (1) the CPI for a particular month is not reported, (2) the CPI for the base reference period is no longer published, or (3) the U.S. Treasury has failed to substitute an appropriate alternate index for the CPI in the circumstances contemplated in the preceding paragraph, in each case, as of the Interest Determination Date preceding an Interest Payment Date, the Inflation Index Adjustment for such Interest Payment Date shall be the Inflation Index Adjustment last determined with respect to an Interest Payment Date preceding such Interest Payment Date.

The following table sets forth the CPI from January 1999 to September 2004, as reported by the Bureau of Labor Statistics of the U.S. Department of Labor.

Month	2004	2003	2002	2001	2000	1999

January	185.2	181.7	177.1	175.1	168.8	164.3
February	186.2	183.1	177.8	175.8	169.8	164.5
March	187.4	184.2	178.8	176.2	171.2	165.0
April	188.0	183.8	179.8	176.9	171.3	166.2
May	189.1	183.5	179.8	177.7	171.5	166.2
June	189.7	183.7	179.9	178.0	172.4	166.2
July	189.4	183.9	180.1	177.5	172.8	166.7
August	189.5	184.6	180.7	177.5	172.8	167.1
September	189.9	185.2	181.0	178.3	173.7	167.9
October	--	185.0	181.3	177.7	174.0	168.2
November	--	184.5	181.3	177.4	174.1	168.3
December	--	184.3	180.9	176.7	174.0	168.3

As previously stated, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically.

8. Further Issuances

Household may, from time to time, without the consent of the existing holders, issue additional notes with the same terms as the notes, except for the issue date, issue price, first interest accrual date and, depending on the issue date, the first interest payment date. These additional notes will bear the same CUSIP number and be fungible with notes offered by this pricing supplement.

9. CUSIP Number: 44181EV62

10 Survivor's Option: YES

Recent Development: HSBC Holdings plc acquired HFC's parent company, Household International, Inc., on March 28, 2003. Household International commenced the rebranding of the majority of its businesses to the HSBC brand in September 2004. As part of this initiative, Household Finance Corporation will merge with and into Household International with Household International as the surviving entity. At the time of the merger, Household International will change its name to HSBC Finance Corporation. Assuming consummation of the merger, which is subject to certain conditions, all outstanding obligations, rights and powers of HFC, including the obligations of HFC under the InterNotes described herein, will continue as obligations, rights and powers of Household International, Inc. It is currently anticipated that the merger will be completed in December 2004. For additional information regarding Household International, please refer to the annual, quarterly and special reports and other information Household International files with the Securities and Exchange Commission.

CERTAIN UNITED STATES
FEDERAL INCOME TAX CONSEQUENCES

For a description of the U.S. federal income tax considerations relating to the notes, see "Certain United States Federal Income Tax Consequences" in the accompanying prospectus. The special features of the notes are not expected to alter the tax treatment described herein.